Timothy B. Bancroft

tbancroft@goulstonstorrs.com

(617) 574-3511 (Direct)

August 14, 2017

VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                     Sogou Inc.
Confidential Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client Sogou Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American depositary shares (“ADSs”), representing Class A Ordinary Shares, par value $0.001 per share, of the Company via EDGAR to the Securities and Exchange Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and that its securities have not been sold previously pursuant to an effective registration statement under the Securities Act of 1933.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2014, 2015, and 2016 and for each of the three years then ended. As an emerging growth company, the Company has omitted selected consolidated financial data for the years before 2014.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at (617) 574-3511 or via e-mail at tbancroft@goulstonstorrs.com.

400 Atlantic Avenue, Boston, Massachusetts 02110 (617) 482-1776 www.goulstonstorrs.com

Very truly yours,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:                                Xiaochuan Wang, Chief Executive Officer

James Deng, Chief Financial Officer

Zhou (Joe) Yi, Deputy Chief Financial Officer

Sunny Dong, PricewaterhouseCoopers Zhong Tian LLP

James C. Lin, Esq., Davis Polk & Wardwell LLP

Li He, Esq., Davis Polk & Wardwell LLP